Exhibit 99.1

Babcock & Brown Air Limited West Pier • Dun Laonghaire • County Dublin • Ireland T +353 1 231 1900 • F +353 1 231 1901 • www.babcockbrown.com

NYSE Release

BABCOCK & BROWN AIR ANNOUNCES FULL EXERCISE OF OVER-ALLOTMENT OPTION OF 2,804,348 SHARES

Dublin, Ireland, October 11, 2007 – Babcock & Brown Air Limited (NYSE: FLY), a company that leases commercial aircraft worldwide, announced today that the underwriters of its public offering of 18,695,650 common shares in the form of American Depositary Shares (ADSs) have exercised in full their option to purchase an additional 2,804,348 ADSs at the initial public offering price of $23.00 per ADS from the selling shareholders named in the prospectus. The closing of the over-allotment option, expected to occur on October 15, 2007, will increase the aggregate number of shares sold in the IPO to 21,499,998. The gross proceeds from the offering were $495 million, of which the Company received $430 million.

Morgan Stanley, Citi, Merrill Lynch & Co. and Credit Suisse acted as joint book-running managers for the IPO. JP Morgan Securities and Jefferies & Company acted as co-managers for the offering. Babcock & Brown Air’s common stock trades on the New York Stock Exchange under the ticker symbol “FLY.”

Statements in this press release may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.

About Babcock & Brown Air Limited

Babcock & Brown Air (B&B Air) acquires and leases commercial jet aircraft. B&B Air was formed by Babcock & Brown Limited (ASX: BNB), a global investment and advisory firm with more than 25 years of experience in aircraft leasing and financing. B&B Air leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. The Company’s initial portfolio consists of 47 modern commercial aircraft with an average age of approximately six years. B&B Air’s strategy is to grow its portfolio through accretive acquisitions of leased aircraft and to increase its distributable cash flows and quarterly dividends. For more information, visit http://www.babcockbrownair.com/.

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Contact:

Matt Dallas

Babcock & Brown

212-796-3918

matt.dallas@babcockbrown.com